Exhibit 99.1

Communication Financière

Paris, le 12 août 2005

ILOG S.A. – Déclaration des transactions sur actions propres

Raison sociale de l'émetteur: ILOG S.A.

au capital de 18 005 407 euros
Immatriculée sous le n° 340 852 458 - R.C.S. de Créteil

Siège social: 9 rue de Verdun, 94250 Gentilly

Déclaration des transactions sur actions propres réalisées du 5 août au 11 août 2005 sur Eurolist d’Euronext Paris

	Nombre de	Prix moyen	Montant
	titres rachetés	pondéré	(en euros)
	(1)	(en euros)
Séance du 5 août 2005	7 258	12,4598	90 433,23
Séance du 8 août 2005	5 043	12,4560	62 815,61
Séance du 9 août 2005	13 408	12,4455	166 869,26
Séance du 10 août 2005	562	12,4897	7 019,21
Séance du 11 août 2005	8 737	12,4741	108 986,21
Total	35 008	12,46	436 123,52

(1) y compris les titres acquis par l’intermédiaire d’un instrument dérivé

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,005,407 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from August 5 to August 11, 2005 on the Eurolist of Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
August 5, 2005	7,258	12.4598	90,433.23
August 8, 2005	5,043	12.4560	62,815.61
August 9, 2005	13,408	12.4455	166,869.26
August 10, 2005	562	12.4897	7,019.21
August 11, 2005	8,737	12.4741	108,986.21
Total	35,008	12.46	436,123.52